CONFIDENTIAL TREATMENT REQUESTED

BY FORGEROCK, INC. FR-0001

August 24, 2021

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

Via EDGAR and Secure File Transfer

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Alexandra Barone
Jan Woo
Lisa Etheredge
Robert Littlepage

Re:	ForgeRock, Inc.
Registration Statement on Form S-1
CIK No. 0001543916

Ladies and Gentlemen:

On behalf of our client, ForgeRock, Inc. (“ForgeRock” or the “Company”), we submit this supplemental letter to assist the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its review of the Company’s Registration Statement on Form S-1 (File No. 333-259016), confidentially submitted to the Commission on May 14, 2021 and as revised on July 1, 2021, and August 16, 2021, and publicly filed on August 23, 2021 (the “Registration Statement”).

Because of the commercially sensitive nature of certain information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

For the convenience of the Staff, we are providing to the Staff a copy of this letter through the Staff’s secure file transfer.

Securities and Exchange Commission

August 24, 2021

CONFIDENTIAL TREATMENT REQUESTED

BY FORGEROCK, INC. FR-0001

To assist the Staff in its evaluation of stock compensation disclosures and certain other matters, the Company advises the Staff that the Company currently estimates a preliminary price range of $[***] to $[***] per share (the “Preliminary Price Range”) for the initial public offering (the “IPO”) of the Company’s common stock, resulting in a midpoint of the Preliminary Price Range of $[***] per share (the “Midpoint Price”). The Preliminary Price Range has been estimated based on a number of factors, including developments in the Company’s business, input received from the Company’s “testing the waters meetings,” current market conditions and input received from Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC, (the “Lead Underwriters”), including discussions that took place on August 19, 2021 among representatives of the Company and representatives of the Lead Underwriters.

The Preliminary Price Range does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately-held company or being sold in an acquisition transaction. As is typical for initial public offerings, the Preliminary Price Range was not derived using a formal determination of fair value but was determined as a result of discussions among representatives of the Company and the Lead Underwriters. During these discussions, the parties considered quantitative factors, as well as non-quantitative factors, such as:

•	an analysis of the current step-ups from the last private rounds and typical valuation ranges seen in recent initial public offerings for generally comparable companies;

•	the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies; and

•	an assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the Company.

Prior to August 19, 2021, the Lead Underwriters had not recommended an estimated price range to the Company. The Company does not intend to effect a stock split as of the date hereof, and all per share numbers in this letter are consistent with the Registration Statement.

The actual bona fide price range to be included in the Registration Statement has not yet been determined and remains subject to adjustment based on further discussions between the Company and the Lead Underwriters, developments in the Company’s business, market conditions and other factors that are outside of the Company’s control. In addition, the actual bona fide price range to be included in the Registration Statement will be reflected in an amendment to the Registration Statement that will be filed before the commencement of the road show and will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

This letter updates the Company’s previous disclosures regarding the stock options issued by the Company between November 15, 2020 and May 28, 2021, as provided in its response letter to the Commission dated as of July 1, 2021.

Securities and Exchange Commission

August 24, 2021

CONFIDENTIAL TREATMENT REQUESTED

BY FORGEROCK, INC. FR-0001

The following table summarizes, by grant date, all the stock options granted after May 28, 2021, as well as the associated per share exercise price and the estimated fair value per share of the Company’s common stock used to determine stock-based compensation expense for financial reporting purposes (presented as “Interpolated Fair Value used in option grant-date fair value calculation” in the table below):

Grant Date	Number of Shares Underlying Stock Options	Exercise Price	Fair Value per Valuation Report	Valuation Report Effective Date	Interpolated Fair Value Used in Option Grant- Date Fair Value Calculation
August 9, 2021	696,700	$16.35	$16.35	June 15, 2021	To be determined

The Company determined the fair value of its common stock using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “AICPA Practice Guide”). In addition, the Company’s board of directors considered numerous objective and subjective factors, along with input from management and a third-party valuation specialist, to determine the fair value of the Company’s common stock as noted above.

In connection with the preparation of the Company’s financial statements for the quarter ending September 30, 2021, for financial reporting purposes the Company plans to reassess the fair value used for computing stock-based compensation expense in connection with grants made in the third quarter of 2021, including the August 9, 2021 grants, after considering pricing information received from its investment bankers and the IPO price, if available at that time, in assessing the fair value of its common stock.

Conclusion

The Company believes the primary differences between the estimate of the fair value of the Company’s common stock and the exercise price per share on the date of the stock option grants made on August 9, 2021 and the Preliminary Price Range are as follows (the “Factors”):

•

The Preliminary Price Range does not reflect the current lack of liquidity for the Company’s common stock whereas the Company’s historical estimated fair values of the Company’s common stock were based on shares that were then illiquid, and as such, were adjusted for a discount for lack of marketability.

•

The Preliminary Price Range assumes a successful IPO with no discount reflecting the estimated timing of such offering and no weighting attributed to secondary transactions or any other outcome for the Company’s business, such as remaining a privately-held company or being sold in an acquisition transaction, all of which was appropriately taken into account in the Company’s contemporaneous valuations of fair value.

•

The Company has taken several steps towards the completion of the IPO, including holding “testing the waters” meetings, at which the Company received feedback from potential investors, engaging additional underwriters, and publicly filing the Registration Statement with the Commission, which the Preliminary Price Range takes into account.

Securities and Exchange Commission

August 24, 2021

CONFIDENTIAL TREATMENT REQUESTED

BY FORGEROCK, INC. FR-0001

•

The holders of the Company’s preferred stock currently enjoy substantial economic rights and preferences over the holders of its common stock. The Preliminary Price Range assumes the conversion of all of the Company’s preferred stock into Class B common stock upon the completion of its IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of such preferred stock results in a higher valuation of the Company’s common stock, which is reflected in the Preliminary Price Range.

With regards to the stock options granted in the third quarter of 2021, the Company will use the IPO price to determine the fair value to calculate and record stock-based compensation for such awards if the IPO occurs within a reasonable timeframe through mid-October 2021. However, if the IPO occurs later in the fourth quarter of 2021 or beyond, the Company will prepare an additional independent third-party valuation in order to determine this interpolated fair value for the purposes of recording stock-based compensation for the third quarter of 2021.

In conclusion, the Company respectfully advises the Commission that the differences between the Midpoint Price, the determinations of the fair market value of common stock made in August 2021, and the prior valuations are reasonable in light of the factors described above and in the prior response letter provided to the Commission. In particular, the Company notes that the August 2021 fair value was $[***] per share, which represents [***]% of the Midpoint Price, which difference reflects the Factors set forth above.

*****

Securities and Exchange Commission

August 24, 2021

CONFIDENTIAL TREATMENT REQUESTED

BY FORGEROCK, INC. FR-0001

If you require any additional information on the matters contained in this letter, or if we can provide you with any other information that will facilitate your review, please advise us at your earliest convenience. You may reach me at (650) 565-3574 or rpavri@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Rezwan D. Pavri
Rezwan D. Pavri

cc:	Fran Rosch, ForgeRock, Inc.

John Fernandez, ForgeRock, Inc.

Sam Fleischmann, ForgeRock, Inc.

Lang Liu, Wilson Sonsini Goodrich & Rosati, P.C.

Alan F. Denenberg, Davis Polk & Wardwell LLP

Beth LeBow, Davis Polk & Wardwell LLP